CLEANER YOGA MAT, INC.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

October 27, 2014

Via Edgar

        Re: Cleaner Yoga Mat, Inc.
Registration Statement on Form S-1
Filed September 18, 2014
File No. 333-198807

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated October 14, 2014 concerning Cleaner Yoga Mat, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1. Please revise your disclosure throughout your filing to state that you are a shell company,  as it appears from your disclosure that you have both nominal operations and no assets.  See Rule 405 of Regulation C. Additionally, please disclose the consequences of that  status, such as the restrictions on your ability to use registration statements on Form S-8,  the limitations on the ability of your security holders to use Rule 144 and the potential  reduced liquidity or illiquidity of your securities. Also, please add a related risk factor.  Alternatively, tell us why you do not believe you are a shell company as defined by Rule  405 of Regulation C.

Rule 405 of Regulation C defines a shell company as an entity with:

(1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Although at filing we had not yet made any sales, we have been working diligently to build sales from the outset.  As evidenced by our website and the list of distributors found on our contact page.  In addition, we have already begun to see sales, selling 5 units in the last few weeks. These revenues will be shown in our upcoming quarterly filings.  As our business is, at its core, a distribution business, our operations consist of filling orders, advertising, and developing a distributor network.  In regard to our assets, we have sufficient inventory in stock currently to fulfill our sales projections for the next month.  Our manufacturer does not require a minimum order and thus we have chosen to keep inventory and overhead costs low to avoid undue liabilities related operations.  Given the nature of our business we believe our operations and assets are more than sufficient to be deemed greater than nominal.  As we do not agree that we are a shell company, we have made no changes to the registration statement in this regard.

2. With respect to all third-party statements in your prospectus - such as those from the  2008 Yoga Journal Survey and the EPA - please provide us with the relevant portion of  the industry research reports you cite. In this regard, we note that the 2012 Yoga Journal  Survey indicates that yoga practitioners spend $10.3 billion a year on yoga classes and equipment. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

We have added appropriate references to all third-party statements related to the statistics of yoga and yoga equipment.

Prospectus Summary, page 5

Company Overview, page 5

3. Please provide support for the statement that yoga’s “annual growth of 25% has proven to  be sheltered both from the economic downtown [sic] and world unrest,” as well as the  statements that “[t]here are 16,600,000 searches for “yoga” on Google globally every  month,” “79% of people own their own Yoga or Pilates mat,” and “[d]octors have seen a  50% spike since the early 200’s [sic] in athlete’s foot, fungus, and bacterial infections in  patients, and they point to dirty yoga mats as the culprits.”

We have added appropriate references to our 3rd party sources.
4. Your disclosure on page 5 and elsewhere in your prospectus that “the handheld CYM  wand, and the pocket travel CYM, are the first products in the line, available  immediately” suggests that potential purchasers may procure those products from you now; however, you make no mention of available inventory in your prospectus. In an appropriate place in your prospectus, please explain when you plan to acquire inventory  and how you intend to finance it, considering your Use of Proceeds makes no allocation  for inventory.

We currently have an inventory of 250 of the handheld CYM wands purchased with the proceeds of the loans and capital contribution. We have added references to the inventory. In addition, we have decided to start with offering the handheld CYM only. We have removed all mention of the pocket travel CYM as we have decided to focus primarily on our signature product before taking on additional costs associated with storage, shipping and overhead, generally, for maintaining inventory of the pocket travel CYM. We offer the handheld CYM for sale on our website, and it is currently selling to our customers who are purchasing it.

Summary of this Offering, page 7

5. Please disclose in this section the net proceeds that you may receive from this offering,  assuming the sale of 25%, 50%, 75% and 100% of the shares offered. In this regard, you  appear to be disclosing the gross proceeds, though you refer to it as “net,” assuming the  offering is fully subscribed. Please also disclose, here and in the Use of Proceeds section on page 23, that there is no guarantee that you will receive any proceeds from the  offering.

We have made appropriate changes to the disclosure statements and registration statement, generally. Use of proceeds is on page 16 and already contains the requested language.

Risk Factors, page 8

Risks Related to This Offering, page 8

6. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a  discussion of the associated risks and consequences. Please also disclose that your Chief  Executive Officer, Ms. Swanson, does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

We have added the appropriate risk factors associated with Ms. Swanson lack of experience and addressing the lack of escrow.

7. Because you are offering shares that are subject to the penny stock rules, please add a risk  factor to disclose this fact and discuss the limitations associated with being a penny stock.  Refer to Exchange Act Rules 15g-1 through 15g-9.
We have added the appropriate risks factors associated with penny stocks.

Risks Related to Our Business, page 10

Presently, the Company’s President has Other Outside Business Activities . . ., page 10

8. Please clarify whether Ms. Swanson owes fiduciary duties to any companies or entities  other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure on page 10 that Ms. Swanson is the President of Formigli International and your disclosure on page 33 that Ms. Swanson currently owns The Massage Centre.
We have added appropriate clarification regarding Ms. Swanson’s other fiduciary duties and how this will affect her ability to operate the Company.  In addition, we have corrected that Ms. Swanson is NOT president of Formigli International. All such references have been removed.

If We are Unable to Maintain Favorable terms with our Distributors . . ., page 12

9. Please clarify whether you currently have any distributors for your products. In this regard, we note your statement that you have not generated any revenue to date.
We have added more detail regarding our distributors, both in the specific Risk Factor referenced hereof and throughout the description of our business generally.  Also, as noted previously in this response, we have actually begun to generate revenues from the sales of the CYM wand.

Our Business is Competitive . . ., page 12

10. Please revise your disclosure to state that you face competition from companies that choose to sell the exact same products as you. You do not indicate that you have an exclusive right to sell the CYM wand or travel pocket CYM wand so it would appear that your competitors could also enter into supply agreements with the source of your product.

We have added appropriate discussion regarding the lack of exclusivity in the rights to sell the CYM wand and how this may affect our future sales and operations. References to the pocket travel CYM wand have been removed throughout.

Description of Business, page 22

Company Overview, page 22
11. Please provide the basis for your statement that there is “an extremely strong need for a green, fast, inexpensive, and effective method to sanitize mats and equipment in the  fitness industry.”

The solutions on the market to sanitize a yoga mat consist of sprays in bottles that have to be recycled or wipes that are thrown away after one use. There is no product on the market to sanitize yoga or pilates mats that does not require throwing away a container, except for the product offered by Cleaner Yoga Mat. This product is rechargeable, and after years of use, the rechargeable battery will need to get replaced, and this is a much smaller carbon footprint than throwing away mat wipes or recycling every month containers that were filled with a cleaning solution.

12. Please provide further disclosure regarding your statement that the use of UV to sanitize yoga mats is “scientifically proven by 3rd party labs to eliminate 99% of bacteria,  fungus, virus, and microorganisms and the technology is approved by the FDA, EPA, and  USDA,” including how such eliminations were proven, and provide further details about such approvals. Please also disclose further details regarding the 3rd party lab test in  which “the CYM wand and travel pocket CYM successfully sanitized the mat surface killing 99% of the bacteria and fungus.”

We have added reference to the specific testing performed on our product.

13. Please provide further disclosure regarding the timeline for availability of the uv robot and vacuum cleaner to sanitize fitness floors, and wall unit to sanitize public use rental mats.

As disclosure prior herein, we have decided to remove all section referencing the pocket travel wand, uv robot and other “new additions” to the product lines until we completed a successful campaign with the CYM wand.

14. Please disclose for how long you believe the proceeds from the offering will satisfy your cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Please see Item 101 of Regulation S-K.

We have added an appropriate description of the time frame we expect to fund operations and meet expenses based upon a 100% subscription.  In regards to the next 6 months, we are confident that even if we only raise 50% of the offering, we will be able to meet our financial requirements for the next 6 months and it will not be necessary to raise additional funds. We have added language consistent with this comment.

Plan of Operations, page 27

15. Please provide further details regarding the timeline for implementing the phases of your business plan.
We have added language to expand upon our intended timeline.

16. Please explain how you plan to acquire the CYM products you will sell, as well as how you plan to generate revenue, including but not limited to the source of the products you will sell, any contractual arrangements you have with the source of the products, the prices for which you will sell such products and how you will determine such prices, and the method(s) by which you will distribute your products to customers. Please see Item 101(c) of Regulation S-K.

We have added disclosures regarding our relationship with our supplier, the pricing structure, and methods of distribution.

Growth Strategy, page 29

17. Please explain the relevance of your statement that “our target customers will be those local businesses within Los Angeles and Long Beach who do not already use mobile marketing solutions,” and the subsequent disclosure, or delete this disclosure.
We have removed this reference as it has no relation to this business and was inadvertently included in our draft.

Management’s Discussion and Analysis, page 31

Plan of Operations, page 31
18. We note your indication that you have no revenues. However, we also note that your web-site contains numerous testimonials, which suggests that you have sold your product to various customers. Please advise.

Prior the establishing the Company, our sole Director and Officer, Leisa Swanson, operated the business as a sole proprietor.  The testimonials on our website reference sales derived from this operation.  As we saw the requirement to raise capital and protect the liability of our owner, we chose to incorporate.  As such, the disclosures in our registration statement only refer the the business and operations of the Issuer.

Liquidity and Capital Resources, page 31

19. Please explain or delete the reference to “sales of part of [y]our interest in mineral claims,” as well as the reference to your “exploration activities,” and the references regarding the building of your sales platform and development of your software.

We have removed all references to mineral claims and exploration activities and software platform as they have no relation top our business

Directors, Executive Officers, Promoters and Control Persons, page 33
20. We note your statement on page 30 that “Ms. Swanson has committed to devote up to 60  hours per week to our Company.” However, we also note your statement on page 33 that “Ms. Swanson has committed to devote up to 30 hours per week to the Company initially.” Please revise and clarify your disclosure.
Ms. Swanson has committed to devote up to 30 hours per week.  We have corrected the inconsistencies.

21. Please revise your disclosure to state that Ms. Swanson is also the President of Formigli International, or tell us why this is not required.
As stated in response to comment #8 above, we have removed all references to Ms. Swanson as President of Formigli International as these statements were inadvertently included. Ms. Swanson is not now and has not ever been associated with Formigli International or any of its affiliates.

Executive Compensation, page 33

22. We note your statement that, “[p]ursuant to agreement, Leisa Swanson has agreed to act as our President, Chief Executive Officer, and Director to manage the affairs of the Company for a one (1) year period beginning on the Effective Date.” Please note that all material contracts must be filed as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

No formal agreement was ever executed between Leisa Swanson and the Company.  Ms. Swanson’s agreed verbal to perform such duties as the founder of the Company.  In the event that Ms. Swanson formalizes an agreement with the Company, we will amended the registration statement to include a) the terms of said agreement and b) to include a copy of said agreement as an exhibit in compliance with Item 601(b)(10).  As no terms of compensation were yet determined, we have no other disclosure to state at this time in regards to the employment and compensation of Leisa Swanson.

Certain Relationships and Related Transactions, page 36

23. Considering the Notes to your Financial Statements refer to the $5,000 convertible  promissory note that was issued to a company controlled by the daughter of your sole director and officer and the $10,000 convertible promissory note that was issued to the daughter of your sole director and officer, please disclose these transactions here.

We have added appropriate disclosure clarifying the relationship of Leisa Swanson and her daughter as a controlling party of holder of the convertible promissory note for $5,000.00 and as the holder, personally, of the convertible promissory note for $10,000.00.

Item 15. Recent Sales of Unregistered Securities, page 40

24. We note your statement that “[o]n May 9, 2014, the Company issued an Unsecured Promissory Note, in the principal amount of $5,000.00 to Gidapis, LLC,” which note  accrues interest at a rate of 10% per annum. However, Note 3 to your Financial  Statements on page F-9 states that “[o]n May 28, 2014, the Company entered into a  convertible note for cash proceeds of $5,000. The note matures on May 28, 2015 and  bears interest at 5% per annum.” Please confirm the date and terms of such note, including the lender and the rate of interest, and revise your disclosure as appropriate. In addition, please also describe the convertible promissory note issued on September 4, 2014 to Amy Chaffe in this section of your registration statement. Please also file a copy of each promissory note as exhibits to your registration statement. Please see Item 701 and Item 601(b)(10) of Regulation S-K.

We have amended the filing to clarify and maintain consistency with the audited financial statments.  In addition, we have included the notes as exhibits in accordance with Item 701 and Item 601(b)(10) of Regulation S-K.

Item 16. Exhibits, page 41

Exhibit 5.1. Opinion of Eilers Law Group, P.A.

25. We note that counsel has only examined the documents listed in points 1-6 in the legal opinion. Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

We have instructed counsel in accordance with the comment and have hereby submitteed and amended opinion consistent with the same.

26. We note the qualification that the shares to be registered will be validly issued, fully paid and non-assessable “under the corporate laws of the state of Florida and the Bylaws of  the Company when sold in a manner referred to in the Registration Statement.” Please  tell us why this qualification is required. Alternatively, please file a revised legal opinion  that omits this qualification.

We have instructed counsel in accordance with the comment and have hereby submitteed and amended opinion consistent with the same.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.